Exhibit 99.1

For Immediate Release

RRSAT SIGNS CONTRACT WITH LARGE INDIAN BROADCASTER
Two ETV channels to be distributed over the RRsat Global Network to Dish Network

Airport City Business Park, Israel – April 16, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced that it has signed a contract with ETV, one of the largest networks of satellite television channels in India.

ETV Kannada and ETV Marathi are downlinked at RRsats’ main teleport in Emek HaEla from Insat 4a satellite. The channels are converted from PAL to NTSC, encoded, and with a time delay delivered by fiber over the RRsat Global Network to Dish Network USA.

“We are very pleased that ETV has chosen the RRsat Global Network to further expand its global reach to the USA”, commented Lior Rival, VP Sales & Marketing of RRsat. “ETV is joining our extensive list of customers and we are looking forward to a long term business relationship.”

“RRsat Global Communication Network Ltd provides reliable, good-quality, turnkey delivery solutions,” said ETV Network’s Vice President Mr. K. Bapineedu. “RRsat has been instrumental in delivering signals of ETV Channels to USA with necessary time shift according to one of our requirements”.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About ETV Network

ETV Network is one of the largest networks of satellite television channels in India. Based at Hyderabad, this network runs a group of 12 regional language news and entertainment channels. ETV Network's, bouquet of 12 regional channels are source of rich infotainment to audiences in the language of their choice: ETV Telugu, ETV2, ETV Bangla, ETV Marathi, ETV Kannada, ETV Oriya, ETV Gujarati, ETV Urdu, ETV Uttar Pradesh, ETV Rajasthan, ETV Bihar and ETV Madhya Pradesh. ETV-Network channels have been popular because the quality entertainment is provided to viewers in the language of their choice depicting the culture with which they are able to connect. It is this spirit of empathy with individual cultures/languages that has helped ETV to reach millions of viewers.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

Information in this press release concerning ETV is based on information provided by ETV and has not been independently verified by RRsat.